

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 23, 2016

Via E-mail
Ingo Bank
Chief Financial Officer
Parexel International Corporation
195 West Street
Waltham, Massachusetts 02451

Re: **Parexel International Corporation**
        Form 10-K for the Fiscal Year Ended June 30, 2015
        Filed August 25, 2015
        Form 10-Q for the Fiscal Quarter Ended December 31, 2015
        Filed February 2, 2016
        File No. 000-21244

Dear Mr. Bank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Dividends, page 27

1.   The disclosure on page 27 indicates that the terms of your 2014 Credit Agreement imposes restrictions on your ability to pay dividends and make other distributions. Please revise the notes to your financial statements to disclose the nature and significant terms of these restrictions on your ability to pay dividends. Refer to the disclosure requirements

outlined in Rule 4-08(e) of Regulation S-X. Please provide your proposed disclosures as part of your response.

<u>Item 7. Management's discussion and analysis of Financial Condition and results of Operations</u>
<u>Liquidity and Capital Resources</u>
<u>Cash Flows – Operating Activities, page 39</u>

2.   We note your discussion that the $129.4 million decrease in operating cash flows resulted primarily from a $158.4 million decrease in net change of working capital. Please confirm to us that you will expand your discussion of operating cash flows in future filings to discuss the underlying drivers for the changes of your working capital. Refer to FRC 501.13.b.1 for additional guidance. Please provide us with your proposed disclosure in your response based on your consolidated statements of cash flows on page 49.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2. Summary of Significant Accounting Policies</u>
<u>Billed Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue, page 53</u>

3.   We note from your disclosure that your "deferred revenue represents amounts billed based on contractual provisions or payments received for which revenue has not yet been earned." Please confirm to us that you will expand your disclosure in future filings to describe the nature of the items billed in advance, the methods you use to allocate the deferred revenue to earned revenue and average length of the deferral periods. Please provide us with your proposed disclosure in your response.

<u>Note 6. Goodwill and Intangible Assets, page 59</u>

4.   In Note 6 to your financial statements, you provide a roll-forward analysis of the changes in your recorded goodwill balance during each period presented on a consolidated basis and also disclose the carrying value of goodwill for each of your reportable segments as of June 30, 2015.   In future filings, please revise to include a roll-forward analysis of the changes in your recorded goodwill balance during each period presented for each reportable segment and in total and disclose any significant changes in the allocation of goodwill by reportable segment, including those resulting from changes in your reportable segments. Also, if any portion of goodwill has not yet been allocated to a reporting unit at the time the financial statements are issued, please disclose the unallocated amount along with the reasons the amount has not yet been allocated. Refer to the disclosure requirements outlined in ASC 350-20-50. Please provide your proposed disclosures as part of your response.

Note 11. Accumulated Other Comprehensive Income (Loss)

5. Your consolidated statement of income and comprehensive income for the fiscal year ended June 30, 2015 and the disclosures in Note 11 indicate that foreign currency translation adjustments reduced your comprehensive income by $94,075 during this period. Given the significance of this amount to your total comprehensive income for the period, please tell us and revise the notes to your financial statements in future filings to disclose the changes in foreign currency exchange rates that resulted in this significant foreign currency translation adjustment for the period.

Form 10-Q for the Fiscal Quarter Ended December 31, 2015

Notes to Condensed Consolidated Financial Statements
Note 12. – Fair Value Measurements, page 14

6. Your disclosure on page 16 explains that the purchase price for the ClinIntel Limited acquisition that occurred in October 2014 included a potential obligation to pay up to $15 million of contingent consideration over a twenty-one month period if ClinIntel achieves specific financial targets. We also note from the roll-forward analysis of your contingent consideration obligation on page 16, that the fair value of this contingent consideration obligation increased by $8.2 million during the six month period ended December 31, 2015. Please tell us and revise future filings to explain in further detail the nature and timing of the changes in facts and circumstances that resulted in the significant increase in the fair value of the contingent consideration obligation during this period. Your response and your revised disclosure should explain the specific financial targets that were required to be achieved and should also indicate when these targets were achieved. Your response and your revised disclosure should also explain why you did not believe the required targets would be achieved prior to the six month period ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel, at (202) 551-3813 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining